File No. 1-8644




                         UNITED STATES

              SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549










                          FORM U-3A-2


        Statement by Holding Company Claiming Exemption
         Under Rule U-3A-2 from the Provisions of the
          Public Utility Holding Company Act of 1935








                   IPALCO ENTERPRISES, INC.

              One Monument Circle, P.O. Box 1595
               Indianapolis, Indiana  46206-1595





                       February 26, 1998

                                             File No. 1-8644
                         UNITED STATES

              SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                          Form U-3A-2


        Statement by Holding Company Claiming Exemption
         Under Rule U-3A-2 from the Provisions of the
          Public Utility Holding Company Act of 1935

             To Be Filed Annually Prior to March 1


                   IPALCO ENTERPRISES, INC.

hereby files with the Securities and Exchange Commission

(Commission), pursuant to Rule 2, its statement claiming

exemption as a holding company from the provisions of the

Public Utility Holding Company Act of 1935, and submits the

following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

          IPALCO Enterprises, Inc. (claimant) is an

     Indiana corporation and has its principal executive

     office at One Monument Circle, Indianapolis, Indiana

     46204.

          Indianapolis Power & Light Company (IPL) is an

     Indiana corporation engaged in the business of

     generating, transmitting and selling electric energy

     in the City of Indianapolis, Marion County and in

     neighboring cities, towns and communities and

     adjacent rural areas, all within the State of

     Indiana, the most distant point being about forty

     miles from Indianapolis.  It also produces,

     distributes and sells steam within a limited area in

     such City.  In July, 1965, IPL formed Property and

     Land Company, Inc., an Indiana Corporation, for the

     purpose of engaging in the business of buying,

     owning, holding, improving, leasing, selling, and

     otherwise dealing in and with real estate, and for

     other general purposes.

          In 1996, IPL formed IPL Funding Corporation, an

     Indiana corporation, for purposes of engaging in a

     financing transaction, and Fort Ben Energy

     Management Corp., an Indiana corporation, for

     purposes of managing, operating and maintaining

     certain steam and chilled water production

     facilities and related equipment and distribution

     lines.

          Unless otherwise indicated, each of the following

     subsidiaries is an Indiana corporation conducting

     business within the State of Indiana.  In July, 1984,

     claimant organized Mid-America Capital Resources, Inc.

     (MACR), a wholly-owned subsidiary of claimant, under and

     through which claimant intends to conduct its non-

     regulated activities.  On November 17, 1989 a wholly

     owned subsidiary of MACR, called Mid-America Energy

     Resources, Inc. (MAER) was formed to own and operate a

     district cooling system to provide chilled water for the

     purpose of air conditioning buildings in downtown

     Indianapolis.  On July 25, 1991, MAER acquired Cleveland

     Thermal Energy Corporation (CTEC), an Ohio corporation,

     as a subsidiary.  CTEC owns and operates a steam heating

     system in Cleveland, Ohio.  On March 31, 1992, Cleveland

     District Cooling Corporation (CDCC), an Ohio corporation,

     was formed to own and operate a district cooling system

     in downtown Cleveland.  As of March, 1997, CTEC and CDCC

     became wholly owned subsidiaries of MACR and not MAER.

          In 1992, MACR acquired a 30% ownership interest

     in Store Heat and Produce Energy, Inc. (SHAPE), and

     currently holds an 80% interest in SHAPE.  SHAPE

     conducts research and development of energy storage

     technology.  Indianapolis Campus Energy, Inc. (ICE)

     was formed in 1993 to construct, own and operate a

     chilled water production facility to provide air

     conditioning for the Eli Lilly and Company

     Technology Center industrial campus.

          Property and Land Company, Inc., IPL Funding

     Corporation, Fort Ben Energy Management Corp., MACR,

     MAER, CTEC, CDCC, SHAPE and ICE are not "public utility

     companies" as defined in the Act.

          Future diversification opportunities for

     investment into other business are continually being

     reviewed, but no further acquisition has been made

     as of the date hereof.  In carrying out its

     diversification activities, claimant does not intend

     to take any action which will impair its primary

     commitment to provide adequate public utility

     service to customers of IPL.



     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Indiana and all transmission lines which deliver or receive electric energy at the borders of such State:

          At the date of the filing of this Statement the

     claimant had no properties of the nature above-

     described in the State of Indiana or elsewhere,

     being solely a holding company owning cash and all

     of the issued and outstanding shares of Common Stock

     of IPL and MACR.



          The properties of IPL, claimant's only public

     utility subsidiary, used for the generation,

     transmission and distribution of electric energy for

     sale are located wholly within the State of Indiana

     and consist of the following:

     Generating Plants:

          IPL owns and operates four primarily coal-fired generating plants, three of which are used for total electric generation and one of which is used for a combination of electric and steam generation. The generating plants have a total gross nameplate rating of 3,024 MW, a winter capability of 3,036 MW and a summer capability of 2,956 MW. All figures are net of station use.

     Total Electric Stations:

     H.T. Pritchard Plant, 25 miles southwest of Indianapolis, seven units in service with 367 MW nameplate rating
        (net winter capability 344 MW, summer 341 MW).

     E.W. Stout Plant, located in the southwest part of Marion
        County, Indiana, eleven units in service with 921 MW nameplate rating (net winter capability 1,000 MW, summer 924
        MW).

     Petersburg Plant, located in Pike County, Indiana, seven units in service with 1,716 MW nameplate rating (net winter capability 1,672 MW, summer 1,672 MW).

     The number of units indicated above include three gas turbine units at the Stout Plant added in 1973, one gas turbine added in 1994, one gas turbine added in 1995, one diesel unit each at Pritchard and Stout Plants and three diesel units at Petersburg Plant, all added in 1967.


     Combination Electric and Steam Station:

     C.C. Perry Section K Plant, in the City of Indianapolis, with 20 MW nameplate rating (net winter capability 20 MW, summer 19 MW) for electric and a gross capacity of 1,990
     M/lbs. per hour for steam.

     Transmission and Distribution System Properties:

          IPL's transmission system located entirely within the State of Indiana includes 457 circuit miles of 345,000 volt lines, 359 circuit miles of 138,000 volt lines and 268 miles of 34,500 volt lines. Distribution facilities include 4,709 pole miles and 19,877 wire miles of overhead lines.
     Underground distribution and service facilities include 505 miles of conduit and 5,520 wire miles of conductor. Underground street lighting facilities include 109 miles of conduit and 686 wire miles of conductor. The system also has 73 bulk power substations and 76 distribution substations.


          None of the transmission lines is positioned or located to deliver or receive electric energy at the borders of the State of Indiana.

     3.  The following information is for the calendar year
1997 with respect to IPL, claimant's only subsidiary public utility company:

          (a) Number of KWH of electric energy sold (at retail or wholesale) by IPL: 14,257,933,991 KWH.

          (b)  Number of KWH of electric energy
     distributed at retail outside the State of Indiana by IPL: None.

          (c) Number of KWH of electric energy sold at wholesale outside the State of Indiana by IPL:
     None.

          (d) Number of KWH of electric energy purchased outside the State of Indiana or at the State line:
     None.


     4. Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Not Applicable.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Not Applicable.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          Not Applicable.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Not Applicable.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Not Applicable.

     Annexed hereto as Exhibit A is a consolidating statement

of income and surplus of the claimant and its subsidiary

companies for the last calendar year (1997), together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

     Attached hereto as Exhibit B is the Financial Data

Schedule.

     Exhibit C is not applicable to this filing.  (See

Paragraph 4 above.)

     The above-named claimant has caused this statement to be

duly executed on its behalf by its authorized officers on this

26th day of February, 1998.

                              IPALCO Enterprises, Inc.
                                (Name of claimant)

                              By  /s/ John R. Brehm
                                   John R. Brehm
                                   Vice President and Treasurer


(CORPORATE SEAL)



Attest:


/s/ Bryan G. Tabler
Bryan G. Tabler, Secretary




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

     Bryan G. Tabler, Vice President, Secretary and General Counsel One Monument Circle, Indianapolis, Indiana 46204



                                          IPALCO ENTERPRISES, INC. and SUBSIDIARIES                                    EXHIBIT A
                                        Consolidated Balance Sheets, December 31, 1997
                                                  (Dollars in Thousands)


                                                                       MACR
ASSETS                                       CTEC     CDCC    MAER   (Parent)    ICE
UTILITY PLANT:
  Utility plant in service                    $0       $0       $0       $0       $0
  Less accumulated depreciation                0        0        0        0        0
------------------------------------------------------------------------------------
    Utility plant in service - net             0        0        0        0        0
  Construction work in progress                0        0        0        0        0
  Property held for future use                 0        0        0        0        0
------------------------------------------------------------------------------------
    Utility plant - net                        0        0        0        0        0
------------------------------------------------------------------------------------
OTHER ASSETS - NET                         4,965    7,951   42,532   40,134   15,275
------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                   55        0    2,455    4,697      303
  Financial investments                        0        0        0        0        0
  Accounts receivable (less allowance
  for doubtful accounts - $1,202)          2,504      199   18,988   31,109      522
  Fuel - at average cost                     257        0        0        0        0
  Materials and supplies-at average cost     237       40       90        0       35
  Prepayments and other current assets       137        0       31        0        9
------------------------------------------------------------------------------------
      Total current assets                 3,190      239   21,564   35,806      869
------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                            0        0        0        0        0
  Miscellaneous                              323    2,579    9,050      338    1,433
------------------------------------------------------------------------------------
      Total deferred debits                  323    2,579    9,050      338    1,433
------------------------------------------------------------------------------------
      TOTAL                               $8,478  $10,769  $73,146  $76,278  $17,577
====================================================================================


                                                                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE            IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                         Consolidated Balance Sheets, December 31, 1997
                                                    (Dollars in Thousands)




                                                                 Total
                                             SHAPE      AES      MACR
ASSETS
UTILITY PLANT:
  Utility plant in service                  $0       $0            $0
  Less accumulated depreciation              0        0             0
---------------------------------------------------------------------
    Utility plant in service - net           0        0             0
  Construction work in progress              0        0             0
  Property held for future use               0        0             0
---------------------------------------------------------------------
    Utility plant - net                      0        0             0
---------------------------------------------------------------------
OTHER ASSETS - net                         182        0       111,039
---------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                  0        0         7,510
  Financial investments                      0        0             0
  Accounts receivable (less allowance
  for doubtful accounts - $1,202)           17        0        53,339
  Fuel - at average cost                     0        0           257
  Materials and supplies-at average cost   366        0           768
  Prepayments and other current assets       0        0           177
---------------------------------------------------------------------
      Total current assets                 383        0        62,051
---------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                          0        0             0
  Miscellaneous                            338        0        14,061
---------------------------------------------------------------------
      Total deferred debits                338        0        14,061
---------------------------------------------------------------------
      TOTAL                               $903       $0      $187,151
=====================================================================


                                                                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE                             IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                         Consolidated Balance Sheets, December 31, 1997
                                                                     (Dollars in Thousands)

                                                MACR
                                           Consolidating                                            Consolidating
                                              Entries      Consolidated                               Entries
                                           Debit   Credit     MACR       IPL        Enterprises    Debit   Credit   Consolidation
ASSETS
UTILITY PLANT:
  Utility plant in service                $0          $0        $0   $2,800,446         $0      $0            $0        $2,800,446
  Less accumulated depreciation            0           0         0    1,121,317          0       0             0         1,121,317
----------------------------------------------------------------------------------------------------------------------------------
    Utility plant in service - net         0           0         0    1,679,129          0       0             0         1,679,129
  Construction work in progress            0           0         0       77,030          0       0             0            77,030
  Property held for future use             0           0         0       10,224          0       0             0            10,224
----------------------------------------------------------------------------------------------------------------------------------
    Utility plant - net                    0           0         0    1,766,383          0       0             0         1,766,383
----------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS - net                                40,048    70,991        5,171    842,714       0       840,642  (A)       78,234
----------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
  Cash and cash equivalents                0           0     7,510        4,950      4,833       0             0            17,293
  Financial investments                    0           0         0            0          0       0             0                 0
  Accounts receivable (less allowance
  for doubtful accounts - $1,202)          0      48,273     5,066       43,053     15,473       0        16,559  (B)       47,033
  Fuel - at average cost                   0           0       257       35,000          0       0             0            35,257
  Materials and supplies-at average cost   0           0       768       47,648          0       0             0            48,416
  Prepayments and other current assets     0           0       177        8,486        437       0             0             9,100
----------------------------------------------------------------------------------------------------------------------------------
      Total current assets                 0      48,273    13,778      139,137     20,743       0        16,559           157,099
----------------------------------------------------------------------------------------------------------------------------------
DEFERRED DEBITS:

  Regulatory assets                        0           0         0      126,784          0                                 126,784
  Miscellaneous                            0           0    14,061       12,297       (509)      0             0            25,849
----------------------------------------------------------------------------------------------------------------------------------
      Total deferred debits                0           0    14,061      139,081       (509)      0             0           152,633
----------------------------------------------------------------------------------------------------------------------------------
      TOTAL                               $0     $88,321   $98,830   $2,049,772   $862,948      $0      $857,201        $2,154,349
==================================================================================================================================


                                                                                                                       EXHIBIT A
                                        IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                      Consolidated Balance Sheets, December 31, 1997
                                                   (Dollars in Thousands)



                                                                           MACR
                                             CTEC      CDCC      MAER    (Parent)      ICE
CAPITALIZATION AND LIABILITIES
CAPITALIZATION:


  Common shareholders' equity:
    Common stock                            $7,000   $25,000    $6,501   $13,702        $1
    Premium and net gain on preferred
    stock                                        0         0         0         0         0
    Advances - Associated Companies          9,693    14,244         0    18,396         0
    Retained earnings                       (8,940)  (21,767)   (5,685)   35,263       203
    Treasury stock, at cost                      0         0         0         0         0
------------------------------------------------------------------------------------------
        Total common shareholders' equity    7,753    17,477       816    67,361       204

    Cumulative preferred stock                   0         0         0         0         0
    Long-term debt                               0         0    68,206         0    16,000
------------------------------------------------------------------------------------------
        Total capitalization                 7,753    17,477    69,022    67,361    16,204
------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper       0         0         0    10,000         0
  Current maturities and sinking fund
      requirements                               0         0       594         0         0
  Accounts payable and accrued expenses      2,635       122       539       327       549
  Dividends payable                              0         0         0         0         0
  Taxes accrued                              1,505      (406)      830       691       393
  Interest accrued                               0         0       423        19       405
  Other current liabilities                      0         0         0         0         0
------------------------------------------------------------------------------------------
        Total current liabilities            4,140      (284)    2,386    11,037     1,347
------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes-net     (3,415)   (6,424)    1,738    (2,120)       26
  Unamortized investment tax credit              0         0         0         0         0
  Accrued postretirement benefits                0         0         0         0         0
  Accrued pension benefits                       0         0         0         0         0
  Miscellaneous                                  0         0         0         0         0
------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities               (3,415)   (6,424)    1,738    (2,120)       26
------------------------------------------------------------------------------------------
      TOTAL                                 $8,478   $10,769   $73,146   $76,278   $17,577
==========================================================================================

                                                 0         0         0         0         0


                                                                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE
                                IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                              Consolidated Balance Sheets, December 31, 1997
                                          (Dollars in Thousands)


                                                                Total
                                             SHAPE      AES     MACR
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity:
    Common stock                            $1,546     $0      $53,750
    Premium and net gain on preferred
      stock                                      0      0            0
    Advances - Associated Companies          5,940      0       48,273
    Retained earnings                       (6,977)     0       (7,903)
    Treasury stock, at cost                      0      0            0
----------------------------------------------------------------------
        Total common shareholders' equity      509      0       94,120

    Cumulative preferred stock                   0      0            0
    Long-term debt                               0      0       84,206
----------------------------------------------------------------------
        Total capitalization                   509      0      178,326
----------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper       0      0       10,000
  Current maturities and sinking fund
      requirements                             300      0          894
  Accounts payable and accrued expenses        107      0        4,279
  Dividends payable                              0      0            0
  Taxes accrued                                 19      0        3,032
  Interest accrued                               0      0          847
  Other current liabilities                      0      0            0
----------------------------------------------------------------------
        Total current liabilities              426      0       19,052
----------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes            (32)     0      (10,227)
  Unamortized investment tax credit              0      0            0
  Accrued postretirement benefits                0      0            0
  Accrued pension benefits                       0      0            0
  Miscellaneous                                  0      0            0
----------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                  (32)     0      (10,227)
----------------------------------------------------------------------
      TOTAL                                   $903     $0     $187,151
======================================================================
                                                 0      0            0


                                                                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE
                                                              IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                            Consolidated Balance Sheets, December 31, 1997
                                                                      (Dollars in Thousands)

                                                   MACR
                                               Consolidating
                                                  Entries       Consolidated                       Consolidating Entries
                                              Debit    Credit      MACR      IPL      Enterprises   Debit      Credit Consolidation
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity:
    Common stock                            $40,048       $0   $13,702     $324,537    $395,851  $338,239  (A)      $0     $395,851
    Premium and net gain on preferred
      stock                                       0        0         0        2,329           0     1,680  (A)       0          649
    Advances - Associated Companies          48,273        0         0                                                            0
    Retained earnings                             0        0    (7,903)     508,626     532,730   500,723  (A)       0      532,730
    Treasury stock, at cost                       0        0         0            0    (403,101)        0            0     (403,101)
-----------------------------------------------------------------------------------------------------------------------------------
        Total common shareholders' equity    88,321        0     5,799      835,492     525,480   840,642            0      526,129

    Cumulative preferred stock                    0        0         0        9,135           0         0            0        9,135
    Long-term debt                                0        0    84,206      627,840     320,800         0            0    1,032,846
-----------------------------------------------------------------------------------------------------------------------------------
        Total capitalization                 88,321        0    90,005    1,472,467     846,280   840,642            0    1,568,110
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
  Notes payable-banks and commercial paper        0        0    10,000       23,700           0         0            0       33,700
  Current maturities and sinking fund
      requirements                                0        0       894            0       2,200         0            0        3,094
  Accounts payable and accrued expenses           0        0     4,279       63,970       1,242     3,386  (B)       0       66,105
  Dividends payable                               0        0         0       13,290      11,406    13,173  (B)       0       11,523
  Taxes accrued                                   0        0     3,032       18,674         420         0            0       22,126
  Interest accrued                                0        0       847       13,258       1,388         0            0       15,493
  Other current liabilities                       0        0         0       12,556          (1)        0            0       12,555
-----------------------------------------------------------------------------------------------------------------------------------
        Total current liabilities                 0        0    19,052      145,448      16,655    16,559            0      164,596
-----------------------------------------------------------------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes               0        0   (10,227)     325,386       (290)         0            0      314,869
  Unamortized investment tax credit               0        0         0       44,783          0          0            0       44,783
  Accrued postretirement benefits                 0        0         0       17,144          0                               17,144
  Accrued pension benefits                        0        0         0       39,821          0                               39,821
  Miscellaneous                                   0        0         0        4,723        303          0            0        5,026
-----------------------------------------------------------------------------------------------------------------------------------
        Total deferred credits and other
        long-term liabilities                     0        0   (10,227)     431,857         13          0            0      421,643
-----------------------------------------------------------------------------------------------------------------------------------
      TOTAL                                 $88,321       $0   $98,830   $2,049,772   $862,948   $857,201           $0   $2,154,349
===================================================================================================================================

                                             88,321  (88,321)        0            0          0   (857,201)     857,201            0


                                                                                                                       EXHIBIT A
                                                  IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                      Statements of Consolidated Income
                                                     For the Year Ended December 31, 1997
                                                          (Dollars In Thousands)
                                                                                     MACR
                                                       CTEC       CDCC       MAER  (Parent)    ICE
UTILITY OPERATING REVENUES:
  Electric                                               $0          $0       $0      $0       $0
  Steam                                                   0           0        0       0        0
-------------------------------------------------------------------------------------------------
        Total operating revenues                          0           0        0       0        0
-------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                  0           0        0       0        0
    Other                                                 0           0        0       0        0
  Power purchased                                         0           0        0       0        0
  Purchased steam                                         0           0        0       0        0
  Maintenance                                             0           0        0       0        0
  Depreciation and amortization                           0           0        0       0        0
  Taxes other than income taxes                           0           0        0       0        0
  Income taxes - net                                      0           0        0       0        0
-------------------------------------------------------------------------------------------------
        Total operating expenses                          0           0        0       0        0
-------------------------------------------------------------------------------------------------
OPERATING INCOME                                          0           0        0       0        0
-------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allow for equity funds used during construction
  Other - net                                        (1,421)     (1,538)   3,798    (906)   1,293
  Provision for impairment of nonutility property   (10,000)    (22,000)       0       0        0
  Income taxes - net                                  3,363       8,283     (238)    815      (53)
-------------------------------------------------------------------------------------------------
        Total other income and deductions-net        (8,058)    (15,255)   3,560     (91)   1,240
-------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES             (8,058)    (15,255)   3,560     (91)   1,240
-------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                              0           0    3,249       0    1,214
  Allowance for borrowed funds
    used during construction                              0           0        0       0        0
  Other interest                                          0           0        0     540        0
  Amortization of redemption premiums
    and expenses on debt - net                            0           0       51       0       17
  Preferred dividend requirements of subsidiary           0           0        0       0        0
-------------------------------------------------------------------------------------------------
        Total interest and other charges - net            0           0    3,300     540    1,231
-------------------------------------------------------------------------------------------------
      INCOME BEFORE CUMULATIVE EFFECT               ($8,058)   ($15,255)    $260   ($631)      $9
-------------------------------------------------------------------------------------------------
      CUMULATIVE EFFECT OF ACCOUNTING CHANGE              0           0        0       0        0
-------------------------------------------------------------------------------------------------
      NET INCOME                                    ($8,058)   ($15,255)    $260   ($631)      $9
=================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK


                                                                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE            IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                              Statements of Consolidated Income
                                            For the Year Ended December 31, 1997
                                                  (Dollars In Thousands)
                                                                         Consolidated
                                                      SHAPE       AES       MACR
UTILITY OPERATING REVENUES:
  Electric                                               $0      $0           $0
  Steam                                                   0       0            0
--------------------------------------------------------------------------------
        Total operating revenues                          0       0            0
--------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                                  0       0            0
    Other                                                 0       0            0
  Power purchased                                         0       0            0
  Purchased steam                                         0       0            0
  Maintenance                                             0       0            0
  Depreciation and amortization                           0       0            0
  Taxes other than income taxes                           0       0            0
  Income taxes - net                                      0       0            0
--------------------------------------------------------------------------------
        Total operating expenses                          0       0            0
--------------------------------------------------------------------------------
OPERATING INCOME                                          0       0            0
--------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allow for equity funds used during construction
  Other - net                                        (1,971)      0         (745)
  Provision for impairment of nonutility property         0       0      (32,000)
  Income taxes - net                                    767       0       12,937
--------------------------------------------------------------------------------
        Total other income and deductions-net        (1,204)      0      (19,808)
--------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES             (1,204)      0      (19,808)
--------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                             45       0        4,508
  Allowance for borrowed funds
    used during construction                              0       0            0
  Other interest                                          0       0          540
  Amortization of redemption premiums
    and expenses on debt - net                            0       0           68
  Preferred dividend requirements of subsidiary           0       0            0
--------------------------------------------------------------------------------
        Total interest and other charges - net           45       0        5,116
--------------------------------------------------------------------------------
      INCOME BEFORE CUMULATIVE EFFECT               ($1,249)     $0     ($24,924)
--------------------------------------------------------------------------------
      CUMULATIVE EFFECT OF ACCOUNTING CHANGE              0       0            0
--------------------------------------------------------------------------------
      NET INCOME                                    ($1,249)     $0     ($24,924)
================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
EARNINGS PER SHARE OF COMMON STOCK


                                                                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE               IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                                   Statements of Consolidated Income
                                                 For the Year Ended December 31, 1997
                                                        (Dollars In Thousands)
                                                                            Consolidating Entries
                                                       IPL      Enterprises    Debit  Credit    Consolidation
UTILITY OPERATING REVENUES:
  Electric                                          $738,134         $0        $0     $0       $738,134
  Steam                                               38,293          0         0      0         38,293
-------------------------------------------------------------------------------------------------------
        Total operating revenues                     776,427          0         0      0        776,427
-------------------------------------------------------------------------------------------------------
UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                             164,578          0         0      0        164,578
    Other                                            143,311          0         0      0        143,311
  Power purchased                                      7,833          0         0      0          7,833
  Purchased steam                                      7,075          0         0      0          7,075
  Maintenance                                         76,679          0         0      0         76,679
  Depreciation and amortization                      103,230          0         0      0        103,230
  Taxes other than income taxes                       33,071          0         0      0         33,071
  Income taxes - net                                  73,335          0         0      0         73,335
-------------------------------------------------------------------------------------------------------
        Total operating expenses                     609,112          0         0      0        609,112
-------------------------------------------------------------------------------------------------------
OPERATING INCOME                                     167,315          0         0      0        167,315
-------------------------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS:
  Allow for equity funds used during construction      3,462          0         0      0          3,462
  Other - net                                          4,507     (1,638)        0      0          2,124
  Provision for impairment of nonutility property          0          0         0      0        (32,000)
  Income taxes - net                                  (1,105)     7,172         0      0         19,004
-------------------------------------------------------------------------------------------------------
        Total other income and deductions-net          6,864      5,534         0      0         (7,410)
-------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST AND OTHER CHARGES             174,179      5,534         0      0        159,905
-------------------------------------------------------------------------------------------------------
INTEREST AND OTHER CHARGES:
  Interest on long-term debt                          38,809     17,068         0      0         60,385
  Allowance for borrowed funds
    used during construction                            (945)         0         0      0           (945)
  Other interest                                       1,243          0         0      0          1,783
  Amortization of redemption premiums
    and expenses on debt - net                         1,670        165         0      0          1,903
  Preferred dividend requirements of subsidiary        2,760     (1,680)        0      0          1,080
-------------------------------------------------------------------------------------------------------
        Total interest and other charges - net        43,537     15,553         0      0         64,206
-------------------------------------------------------------------------------------------------------
      INCOME BEFORE CUMULATIVE EFFECT               $130,642   ($10,019)       $0     $0        $95,699
-------------------------------------------------------------------------------------------------------
      CUMULATIVE EFFECT OF ACCOUNTING CHANGE          18,347          0         0      0         18,347
-------------------------------------------------------------------------------------------------------
      NET INCOME                                    $148,989   ($10,019)       $0     $0       $114,046
=======================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                                       47,942
EARNINGS PER SHARE OF COMMON STOCK                                                                $2.38


                                                                                                                       EXHIBIT A
                                          IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                         Statements of Consolidated Retained Earnings
                                            For the Year Ended December 31, 1997
                                                    (Dollars in Thousands)




                                                                                    MACR
                                            CTEC         CDCC          MAER       (Parent)    ICE

RETAINED EARNINGS AT BEGINNING OF YEAR      ($882)      ($6,512)     ($5,945)     $35,894     $194

NET INCOME                                 (8,058)      (15,255)         260         (631)       9
--------------------------------------------------------------------------------------------------
      Total                                (8,940)      (21,767)      (5,685)      35,263      203
--------------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series            0             0            0            0        0
    Common stock                                0             0            0            0        0
--------------------------------------------------------------------------------------------------
      Total                                     0             0            0            0        0
--------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR          ($8,940)     ($21,767)     ($5,685)     $35,263     $203
==================================================================================================


                                                                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE
                  IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                 Statements of Consolidated Retained Earnings
                    For the Year Ended December 31, 1997
                                                               Total
                                           SHAPE      AES      MACR


RETAINED EARNINGS AT BEGINNING OF YEAR    ($5,728)     $0     $17,021

NET INCOME                                 (1,249)      0     (24,924)
---------------------------------------------------------------------
      Total                                (6,977)      0      (7,903)
---------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series            0       0           0
    Common stock                                0       0           0
---------------------------------------------------------------------
      Total                                     0       0           0
---------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR          ($6,977)     $0     ($7,903)
=====================================================================


                                                                                                                       EXHIBIT A
CONTINUATION OF PREVIOUS TABLE
                                                IPALCO ENTERPRISES, INC. and SUBSIDIARIES
                                               Statements of Consolidated Retained Earnings
                                                    For the Year Ended December 31, 1997

                                             MACR
                                         Consolidating
                                            Entries     Consolidated             Consolidated   Consolidating Entries
                                         Debit   Credit   MACR         IPL        Enterprises   Debit       Credit    Consolidation


RETAINED EARNINGS AT BEGINNING OF YEAR    $0     $0     $17,021      $456,349     $466,397     $473,370 (A)      $0     $466,397

NET INCOME                                 0      0     (24,924)      151,749      114,046      126,825 (A)              114,046
--------------------------------------------------------------------------------------------------------------------------------
      Total                                0      0      (7,903)      608,098      580,443      600,195           0      580,443
--------------------------------------------------------------------------------------------------------------------------------

DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series       0      0           0         2,760            0            0       2,760 (A)        0
    Common stock                           0      0           0        96,712       47,713            0      96,712 (A)   47,713
--------------------------------------------------------------------------------------------------------------------------------
      Total                                0      0           0        99,472       47,713            0      99,472       47,713
--------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR          $0     $0     ($7,903)     $508,626     $532,730     $600,195     $99,472     $532,730
================================================================================================================================



                                                                                                                       EXHIBIT A

       IPALCO ENTERPRISES, INC. and SUBSIDIARIES


   Consolidating Entries for the Year Ended December 31, 1997

                                                                        Debit         Credit

(A) Common Stock - IPL                                               $324,537
     Common Stock - Mid-America                                        13,702
     Retained Earnings - Subsidiaries
       (Beginning Balance)*                                           473,370
     Net Income of Subsidiary Companies*                              126,825
     Net Gain on Preferred Stock - IPL                                  1,680
         Preferred Dividends - IPL*                                                   $2,760
         Dividends Declared of Subsidiary Companies*                                  96,712
         Investment in Subsidiary Companies                                          840,642

To eliminate Enterprises investments in IPL and Mid-America.
*Net Credit to Retained Earnings on the balance sheet is $500,723



(B)  Accounts Payable                                                  $3,386
       Dividends Payable                                               13,173

         Accounts Receivable from Associated Companies                                16,559

To eliminate intercompany receivables and payables.